# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549


**Report of Foreign Private Issuer**


**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**


For the month of October 2010
Commission File Number 1-31318

# Gold Fields Limited
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



# M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

## GOLD FIELDS GRANTED
## INTERIM INTERDICT

*Johannesburg, 26 October 2010:* Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) hereby announces that the labour court has granted it an interim interdict prohibiting the strike action by the National Union of Mineworkers (NUM) at its South Deep gold mine in South Africa, pending the leading of oral evidence concerning factual disputes relating to the protected or unprotected nature of the strike.

The registrar of the court must set a date for the hearing of the matter.

Gold Fields has engaged and will continue to engage with the NUM in an endeavour to resolve the underlying issues that led to the dispute.

ends

### Notes to editors

### About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels (NYX) and the Swiss Exchange (SIX).

**Sponsor: J.P. Morgan Equities Limited**

## Enquiries

### Investor Enquiries

Willie Jacobsz
Tel    +508 839-1188
Mobile +857 241-7127
email   Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel    +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
         goldfields.co.za

### Media Enquiries

Sven Lunsche
Tel    +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za

Directors: A J Wright (Chairman), Dr M A Ramphele (Deputy Chairman), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[#], R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†],  C I von Christierson, G M Wilson
[†]British, [#]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   26 October 2010

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs